EXHIBIT 7

MORGAN STANLEY

                                                       MORGAN STANLEY & CO.
                                                       INCORPORATED
                                                       1585 BROADWAY
                                                       NEW YORK, NEW YORK 10036
                                                       (212) 761-4000


                                        April 6, 1996


PERSONAL AND CONFIDENTIAL

Board of Directors
Wm. S. Barnickel & Company
c/o Boatmen's Trust Company
100 North Broadway
Post Office Box 14737
St. Louis, Missouri  63178-4737

Dear Gentlemen:

Pursuant to our recent discussions, I am pleased to confirm the arrangements under which Morgan Stanley & Co. Incorporation ("Morgan Stanley") is engaged by Wm. S. Barnickel & Company (the "Company") in connection with possible transactions involving the Company including a potential sale, merger or reorganization.

During the term of our engagement, which will extend for a period of twelve months from the date hereof, we shall provide you with financial advice and assistance in connection with this assignment, including advice and assistance with respect to defining objectives, performing valuation analysis, and structuring, planning and negotiating the transaction. In connection with our engagement for these purposes we shall charge a "Retainer Fee" of $50,000, payable upon execution of this engagement letter. If Morgan Stanley should elect to terminate the engagement before 12 months, we would refund a pro rata portion of the retainer.

As you know, our fees for services in connection with a transaction depend on the outcome of the assignment and are designed to reflect our contribution to a major corporate objective. In the event that a transaction is not completed, we shall charge an "Advisory Fee" in addition to the Retainer Fee which shall reimburse us for our time and effort expended. Under this arrangement, we keep a record of the time spent on assignments; this record is the principal basis for judging the cost of our financial advisory work and the amount of our Advisory Fee. We shall bill you a mutually agreed upon amount quarterly and periodically inform you as charges accumulate. In the event that a transaction is not completed, or the assignment is terminated by the Company within twelve months, an additional Advisory Fee of $100,000 will be charged. If the assignment is terminated earlier than twelve months, the $100,000 additional Advisory Fee will be prorated. Furthermore, if at the end of a year we mutually agree to extend the assignment for an additional year, $50,000 of this fee will be credited toward a Retainer Fee for that next year. The nature and terms of the assignment will be determined at this time and could be different from those set forth in this letter.

If the sale, merger or reorganization of the Company is accomplished, we shall charge a "Transaction Fee" of $2,500,000, against which will be credited certain prior advisory fees paid in the amount of $372,500 plus any additional Advisory Fees paid pursuant to this letter.

Our total fee in connection with a completed transaction will become payable by the Company when control of 50% or more of the Company's common stock changes hands. Nevertheless, our advisory efforts pursuant to this letter will continue after control is obtained to assist you with a second step merger or similar transaction.

Upon your request and at no additional expense, we will render a financial opinion letter in accordance with our customary practice with respect to the consideration to be received in the transaction. The terms of our opinion and the nature and scope of any analysis and investigation we undertake in order to render such opinion shall be such as we consider appropriate in the circumstances. Any advice or opinions provided by Morgan Stanley may not be disclosed or referred to publicly or to any third party other than (i) to shareholders, directors or professional advisors of the Company, (ii) in connection with any legal or administrative proceeding, (iii) as required by law or administrative regulations where, with respect to (ii) and (iii), the Company will make all reasonable efforts to notify Morgan Stanley in advance and to provide Morgan Stanley with an opportunity to comment on the form and substance of such disclosure, and (iv) except in accordance with our prior consent, which will not be unreasonably withheld.

If an equity offering or other capital markets related transaction is required to achieve the liquidity needs of the Company's shareholders, Morgan Stanley would expect to be retained as lead manager of the offering, subject to the Company's satisfaction with the services provided by Morgan Stanley in connection with the transaction contemplated by this letter and subject to reaching mutual agreement on the terms and conditions of the offering. Please note that nothing in this letter constitutes a commitment to underwrite any securities or a commitment on the part of the Company to retain Morgan Stanley; such commitment would be contained in a definitive and mutually agreeable underwriting agreement.

In addition to our fee for professional services, reasonable out-of-pocket expenses will be billed separately as incurred. Generally these represent travel, document procurement, and delivery and related matters, but will also include the fees of our attorneys and other professional advisors, approved in advance by the Company, should their advice be required.

Morgan Stanley will act under this letter agreement as an independent contractor with duties solely to the Company. Because we will be acting on your behalf in this capacity, it is our practice to receive indemnification. We agree that the indemnification associated with the letter dated April 6, 1995 shall remain in full force and effect.

Please note that Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of our trading and brokerage activities, Morgan Stanley or its affiliates may an any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities of the Company, Petrolite or any other company that may be involved in this transaction. We recognize our responsibility for compliance with federal securities laws in connection with any such activities.

Our services hereunder may be terminated with or without cause by you or by us at any time and without liability or continuing obligation to you or to us (except for any advisory Fee earned and expenses incurred by us to the date of termination and except, in the case of termination by you, for our right to a Transaction Fee pursuant to this letter for any transactions effected within two years of such termination) and provided that the indemnity provisions will remain operative regardless of any such termination.

Morgan Stanley and the Company (on its own behalf and, to the extent permitted by law, on behalf of its shareholders) each waives any right to trial by jury in any action, claim, suit or proceeding with respect to Morgan Stanley's engagement as financial advisor or its role in connection herewith.

If the terms of our engagement as set forth in this letter are satisfactory, kindly sign the enclosed copy of this letter and return it to us.

We look forward to working with the Company on this important assignment.

                                      Very truly yours,

                                      MORGAN STANLEY & CO. INCORPORATED

                                      By: /s/ James Stynes
                                          --------------------------------------
                                          James B. Stynes
                                          Managing Director

Accepted:

WM. S. BARNNICKEL & COMPANY

By: /s/ Michael V. Janes
    -----------------------------------

Title: President

Date: 6/24/96